SSLJ.com Limited Enters into Strategic Cooperation Framework Agreement with Bull Group for Market Development

WUHAN, China, June 18, 2018 /PRNewswire/ — SSLJ.com Limited (NASDAQ: SSLJ) (the “Company” or SSLJ), a vertically integrated O2O home decoration service and product provider in China, announced today the Company has entered into strategic cooperation framework agreement (the “Agreement”) with Bull Group, a leading corporation group of electrical products provider in China, for market development.

Pursuant to the Agreement, the cooperation between the Company and Bull Group includes 3 business initiatives, covering a broad spectrum of online market development. The Company and Bull Group are expected to join forces on online brand advertising and promotion, online order services, and special event marketing services. These 3 business initiatives are expected to improve both parties’ brand awareness, long-term growth and marketing reach.

Mr. Wei Zheng, Chairman and Chief Executive Officer of SSLJ.com Limited, commented, “We are excited about teaming up with Bull Group and the potential market that new relationship can bring to our business. Bull Group’s vast online platform will enable us to distribute SSLJ’s products in a more efficient and economical manner to meet growing consumer demand in China, a platform further driving our fast market expansion, enhancing the influence of our Company and building up the brand awareness of SSLJ.”

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

About Bull Group

Bull Group is a leading corporation group of electrical products dedicated to providing customers with comprehensive electrical connection solutions underpinned by innovative technologies, intelligent products and quality services. Bull Group has always kept customers’ needs in mind and endeavored to provide hundreds of millions of families with a safe and comfortable environment for using electricity. Bull Group has also led the industrial upgrade and innovation, keeping abreast of the new electricity era featuring solutions for intelligent, comfortable and convenient electricity use. For more information, please visit www.gongniu.cn/en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

SSLJ.com Limited Contact:
Ms. Wing Chuen Rhoda Lau
Chief Financial Officer
Phone: +8627-8366-8638
Email: ir@sslj.com

In the United States:

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com